                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  . . . . . . . . . to . . . . . . . . .
Commission file number  ______


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SAP AMERICA, INC. 401(K) PROFIT SHARING PLAN AND TRUST
                                SAP America, Inc
                             3999 West Chester Pike
                            Newtown Square, PA 19073


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany

Index to Exhibits appears on page II-3

SAP AMERICA, INC.
401(k) PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
SAP America, Inc. 401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
-----------------------
    Arthur Andersen LLP

Philadelphia, Pennsylvania
June 5, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
SAP America, Inc. 401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of SAP America, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, of SAP America, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 1999 and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/s/ Kreischer, Miller & Co.
---------------------------
    Kreischer, Miller & Co

Horsham, Pennsylvania
July 18, 2000

SAP AMERICA, INC.
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
        For the years ended December 31, 2000 and 1999.....................1
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
        For the years ended December 31, 2000 and 1999.....................2
NOTES TO FINANCIAL STATEMENTS
        As of December 31, 2000 and 1999...................................3
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
- SCHEDULE H, LINE 4I
        As of December 31, 2000............................................7

                               SAP AMERICA, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999

                                                                      2000           1999
                                                                  -----------    ------------
 ASSETS:
    Investments, at fair value                                   $225,784,520    $197,724,233
    Participant loans                                               3,530,208       3,003,316
 RECEIVABLES:
    Employer contributions                                          5,980,173      11,579,150
    Participant contributions                                         737,531       1,230,620
                                                                 ------------    ------------
 Total receivables                                                  6,717,704      12,809,770
 OTHER ASSETS                                                               -          41,433
                                                                 ------------    ------------
 NET ASSETS AVAILABLE FOR BENEFITS                               $236,032,432    $213,578,752
                                                                 ============    ============




The accompanying notes are an integral part of these financial statements.

                                SAP AMERICA, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                  2000             1999
                                                             -------------     ------------
ADDITIONS:
Additions to (reduction from) net assets attributed to:
  Investment income/(loss):
    Net (depreciation) appreciation in fair value of
    investments                                              $(33,848,881)      $10,048,423
    Interest and dividend income                               25,334,366        12,437,199
                                                               ----------        ----------
                                                               (8,514,515)       22,485,622
Contributions:
 Employer                                                      15,337,113        19,794,372
 Participant                                                   35,948,665        36,102,981
                                                               ----------        ----------
                                                               51,285,778        55,897,353
                                                               ----------        ----------
Total additions                                                42,771,263        78,382,975
                                                               ----------        ----------
DEDUCTIONS:
 Deductions from net assets attributed to:
   Benefits paid to participants                               20,317,583        11,648,809
                                                               ----------        ----------
Total deductions                                               20,317,583        11,648,809
                                                               ----------        ----------
Net increase                                                   22,453,683        66,734,166
NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                          213,578,752       146,844,586
                                                              -----------       -----------
   End of year                                               $236,032,432      $213,578,752
                                                             ============      ============

The accompanying notes are an integral part of these financial statements.

SAP AMERICA, INC.
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF PLAN

The following description of the SAP America, Inc. 401(k) Profit Sharing and Trust Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, Inc., SAP Public Services, Inc., SAP Campbell, Inc. and SAPMarkets, Inc. (collectively the Company). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of eligible compensation, as defined in the Plan, not to exceed $10,500 and $10,000 for 2000 and 1999, respectively. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Internal Revenue Code for purposes of compensation reduction contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds, the Company's ADR Stock Fund and one common collective trust as investment options for participants. The Company matches 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and profit sharing contributions, the Company limits the eligible compensation to $100,000. The matching Company contribution is invested as directed by the participant. Additional discretionary profit sharing amounts may be contributed at the option of the Company and are invested as directed by the participant. Discretionary contributions were 1.5 percent and 3 percent of eligible compensation for 2000 and 1999, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings/losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. All amounts credited to the participant's account are invested as directed by the employee. All dividends, capital gain distributions and other earnings received on shares of mutual funds are specifically credited to a participant's account and immediately used to invest in additional shares of the funds.

VESTING

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. A participant is 50 percent vested after two years of service and 100 percent vested after three years of service.

FORFEITURES

Forfeitures of contributions are allocated to all participants eligible to share in the allocations in the same proportion that each participant's eligible compensation for the year bears to the aggregate eligible compensation of all participants for the year. At December 31, 2000 and 1999, forfeited nonvested accounts totaled $919,747 and $796,063, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account with original terms of generally 60 monthly installments and bear interest at rates that range from
9.25 percent to 10.5 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. A maximum of two loans with outstanding balances is permitted at any time.

PAYMENT OF BENEFITS

On termination a participant may elect to receive a distribution equal to the value of the participant's vested interest in his or her account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings

Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.   INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                          DECEMBER 31
                                                                 ----------------------------
                                                                   2000                1999
                                                                -----------        -----------
Vanguard 500 Index Fund                                         $37,674,835        $31,784,918
Vanguard Explorer Fund                                           23,737,108         14,342,569
Vanguard International Growth Fund                               12,266,278         10,554,130
Vanguard U.S. Growth Fund                                        53,737,923         57,557,943
Vanguard Wellington Fund                                         27,695,772         21,085,785
Vanguard Windsor II Fund                                         32,569,824         31,013,557
Vanguard Retirement Savings Trust                                14,504,468         14,525,217



During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                                           December 31
                                                                   -------------------------
                                                                        2000        1999
                                                                   -------------------------
 Mutual funds                                                      $33,477,417  $10,048,4230
 SAP ADR Stock Fund                                                    371,464            --
                                                                   -----------  ------------
                                                                   $33,848,881   $10,048,423
                                                                   ===========   ===========


4.   RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Plan sponsor.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.   TAX STATUS

The Internal Revenue Service has determined and informed the trustee, Vanguard Fiduciary Trust Company, by a letter dated June 7, 1994 that the Vanguard prototype profit sharing plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes the Plan is currently being operated in compliance with applicable requirements of the IRC.

                                                                      SCHEDULE I
                                                                EIN # 36-3556041
                                                                       PLAN #001

SAP AMERICA, INC.
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - SCHEDULE H, LINE 4i AS OF DECEMBER 31, 2000


 IDENTITY OF ISSUE, BORROWER,
  LESSOR, OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT        CURRENT VALUE
-----------------------------------     ---------------------------------    --------------
*VANGUARD FUNDS:
   Total Bond Market Index              Registered Investment Company          $3,037,595
   Explorer                             Registered Investment Company          23,737,108
   Strategic Equity                     Registered Investment Company           8,585,741
   Global Equity                        Registered Investment Company           2,187,244
   500 Index                            Registered Investment Company          37,674,835
   International Growth                 Registered Investment Company          12,266,278
   LifeStrategy Conservative Growth     Registered Investment Company             936,548
   LifeStrategy Growth                  Registered Investment Company           4,877,605
   LifeStrategy Income                  Registered Investment Company             869,872
   LifeStrategy Moderate Growth         Registered Investment Company           2,274,549
   U.S. Growth                          Registered Investment Company          53,737,923
   Wellington                           Registered Investment Company          27,695,772
   Windsor II                           Registered Investment Company          32,569,824
*VANGUARD RETIREMENT SAVINGS PLAN       Common/Collective Trust                14,504,468
*SAP ADR STOCK FUND                                                               829,158
VARIOUS PARTICIPANTS' LOANS             Participants' notes receivable
                                        bearing interest at rates ranging
                                        from 9.25 percent to 10.5 percent
                                        due through the year 2010.              3,530,208
                                                                             ------------
                                                                             $229,314,728
                                                                             ============

  *Denotes party-in-interest.

EXHIBITS:

     The following exhibits are filed herewith.

REGULATION S-K EXHIBIT NO.          DESCRIPTION
--------------------------          -----------
23.1                                Consent of Arthur Andersen LLP

23.2                                Consent of Kreischer, Miller & Co.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, as amended, the plan administrator has duly caused this Registration Statement to be signed on the 401(k) Plan's behalf by the undersigned hereunto duly authorized


SAP AMERICA, INC. 401(k) PROFIT SHARING PLAN AND TRUST


By: /s/ James F. Devine
--------------------------------------
James F. Devine, As Plan Administrator

                                  EXHIBIT INDEX


REGULATION S-K EXHIBIT NO.      DESCRIPTION
--------------------------     ------------
23.1                            Consent of Arthur Andersen LLP

23.2                            Consent of Kreischer, Miller & Co.